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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52675

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jacques Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15430 Avery Road
(No. and Street)

Rockville	MD	20855
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph W. Jacques (301) 738-1303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Joseph W. Jacques, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jacques Financial, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

X [signature]
Signature

Operations Manager
Title

Anne E. Jeffress
Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- XX (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

ANNE E. JEFFRESS NOTARY PUBLIC MONTGOMERY COUNTY, MD

State of Maryland
County of Montgomery

Subscribed and sworn to (or affirmed) before me on this 22 day of February, 2018 by Joseph W Jacques proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public Anne E. Jeffress Commission expires 08-29-2021

JACQUES FINANCIAL, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2017

CONTENTS

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity owners of Jacques Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jacques Financial, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2015.
New York, New York
February 22, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

JACQUES FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	468,728
Commissions Receivable		329,692
Total Current Assets		798,420
OTHER ASSETS		
Total Assets	$	798,420

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY		
Members' Equity		798,420
Total Liabilities and Members' Equity	$	798,420

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES	
Commissions	$ 5,743,459
Interest Income	325
Total Revenues	5,743,784
EXPENSES	
Operations Management Services	1,532,569
Employee Compensation and Benefits	51,604
Licenses and Permits	13,686
Other Expenses	25,379
Professional Fees	10,560
Total Expenses	1,633,798
Net Income	$ 4,109,986

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Balance at January 1, 2017	$ 513,434
Net Income	4,109,986
Distributions	(3,825,000)
Balance, December 31, 2017	$ 798,420

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 4,109,986
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Changes in Assets and Liabilities:	
Increase in Commissions Receivable	(103,312)
Net Cash Provided by Operating Activities	4,006,674
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Cash Used by Investing Activities	–
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(3,825,000)
Net Cash Used by Financing Activities	(3,825,000)
Net Increase in Cash	181,674
CASH	
Cash and Cash Equivalents Beginning of Year	287,054
Cash and Cash Equivalents End of Year	$ 468,728

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Jacques Financial, LLC, a Maryland limited liability company (the Company), was formed on January 24, 2000 for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. Operations began on December 19, 2000 as a limited liability company. The Company elected S-Corporation status on November 9, 2012. The services provided are for individual and institutional customers in the Mid-Atlantic region, and other states. The Company operates its broker/dealer business on a fully disclosed basis.

For the year ended December 31, 2017, the broker/dealer business accounted for 100% of total revenue.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Accounting – The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition – Commissions revenue is recorded on a trade-date basis.

Commissions Receivable – Commissions receivable represent commissions due from various mutual fund families and annuities. These receivables are generally fully collected within 30 days. As a result, management has not provided an allowance for doubtful accounts.

Income Taxes – On November 9, 2012, the Company elected to be taxed as an S-Corporation. The members are taxed on their share of Company earnings. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. In general, the prior three years' tax returns, filed with various taxing agencies, are open to examination.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash Equivalents include cash in money market funds account as of December 31, 2017.

Reclassification – Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or members' equity.

NOTE 3 – NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1 at December 31, 2017. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000. The Company had net capital of $796,373 at December 31, 2017, which satisfied the net capital requirements.

NOTE 4 – RELATED PARTY TRANSACTIONS
Pursuant to the management agreement, Jacques & Associates Certified Public Accountants LLC, is responsible for rent, utilities, salaries and wages, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services and other general and administrative office expenses paid on behalf of the Company. It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 5 – CONCENTRATION OF RISK
The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds and annuities for the Company's clients. The manager of the Company is responsible for the majority of the revenue earned by the Company.

NOTE 6 – OTHER REGULATORY REQUIREMENTS
The Company does not hold any funds or securities for the accounts of customers and clears all its customers' transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 8 – COMMITMENTS AND CONTINGENCIES
The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2017 or during the year then ended.

NOTE 9 – GUARANTEES
FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and

JACQUES FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS

indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

NOTE 10 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

JACQUES FINANCIAL, LLC
SUPPLEMENTARY INFORMATION
AT DECEMBER 31, 2017

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Members' Equity from Statement of Financial Condition	$ 798,420
Deductions and/or Charges	–
Non-Allowable Assets	–
Other Deductions and/or Charges	–
Net Capital before Haircuts on Securities Positions	798,420
Haircuts on Securities	
Other Securities	(2,047)
Net Capital	$ 796,373

SCHEDULE II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement	$ 50,000
Excess Net Capital	$ 746,373
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 60,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities	$ 0.00
Percentage of Aggregate Indebtedness to Net Capital	0.00%

See report of independent registered public accounting firm.

JACQUES FINANCIAL, LLC
SUPPLEMENTARY INFORMATION
AT DECEMBER 31, 2017

SCHEDULE III

STATEMENT RELATING TO REQUIREMENTS OF RULE 17A-5(D)(4)

Net Capital per Unaudited FOCUS	$	796,373
Adjustments:		
Deductions		-
Total adjustments		-
Net Capital per Audited FOCUS	$	796,373

SCHEDULE IV

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15C3-3 AS OF DECEMBER 31, 2017

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

JACQUES FINANCIAL, LLC
REPORT PURSUANT TO RULE 17A-5 (D)

FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2017